[CERTAIN PORTIONS OF THIS EXHIBIT CONTAIN CONFIDENTIAL INFORMATION. THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT ARE IDENTIFIED AS [REDACTED] AND HAVE BEEN OMITTED.]

Amendment Number 4
to the

Third Amended and Restated Automatic Indemnity Reinsurance Agreement

This Amendment between The Lincoln National Life Insurance Company of Fort Wayne, Indiana (the “Ceding Company”) and Lincoln National Reinsurance Company (Barbados) Limited, a Barbados Corporation (“the Reinsurer”) is effective June 30, 2025.

RECITALS

1.	The Ceding Company and the Reinsurer entered into an Automatic Indemnity Reinsurance Agreement effective July 1, 2003, as amended and restated effective January 1, 2023, and as subsequently amended November 20, 2023, May 20, 2024 and August 19, 2024 (“the Agreement”).

2.	Article XVII, Section 8 of this Agreement permits amendments as long as they are made in writing and signed by duly authorized officers of both parties.

3.	The Ceding Company and the Reinsurer wish to make such an amendment to update Schedule F.

AGREEMENT

NOWTHEREFORE, in consideration of these premises and the mutual covenants contained herein, the Ceding Company and the Reinsurer agree to amend the Agreement as follows:

1.	The Ceding Company and the Reinsurer agree that Schedule F of the Agreement shall be replaced in its entirety with the updated Schedules F attached hereto.

All terms, provisions and conditions of this Agreement will continue unchanged except as specifically revised in this Amendment.

In WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED		THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Vikas Prabhakar	By:	/s/ Jeffrey D. Coutts

Name:	Vikas Prabhakar	Name:	Jeffrey D. Coutts

Title:	Vice President	Title:	Senior Vice President

Date:	June 10, 2025	Date:	June 10, 2025

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SCHEDULE F

INVESTMENT GUIDELINES

Company: The Lincoln National Life Insurance Company (LNL)

Regulation: Indiana Insurance Company Law and various State Insurance Department and regulatory authorities. These Investment Guidelines are subject to and will comply with applicable laws and regulations.

Portfolio Manager:	Lincoln Investment Management Company (“LIMCO”)

Overview and Investment Objective:

The modco account portfolio was created with the intent of housing assets and a hedging program to support reinsurance of LNL's variable annuity riders with guarantees [REDACTED]. Liabilities associated with these [REDACTED] have been ceded to Lincoln Reinsurance Company (Barbados) Limited ("LNBAR") on a modified coinsurance basis, so assets supporting the statutory reserves are held in the modco account portfolio for the benefit of LNBAR. The purpose of the hedging program is to manage capital volatility created by the variable annuity products (i.e., all products in scope under NAIC Valuation Manual Section 21 and C-3, Phase II). The hedging program complies with the requirements of the Derivatives Transactions Policy (as described below). Market movements are monitored by industry standard trading tools. While some hedge positions are managed by dynamic trading based on trading tolerance limits between asset and liability sensitivities (Greeks) updated at least weekly, some hedge positions (usually options) are updated periodically, such as monthly, based on periodically updated liability market risk exposure profiles over a range of equity and/or interest rate moves. Overall investment strategy is executed within the context of prudent asset/liability management and the constraints of applicable law and regulation.

Asset Management:

The Portfolio Manager has full discretion, subject to compliance with all applicable LNL policies, Risk Management Committee guidelines, and reinsurance treaty limitations to invest and reinvest the funds in assets in a manner necessary to achieve the investment objective. All purchases are subject to the limitations imposed in this investment policy. The modco account portfolio is monitored within fixed variable annuity asset/liability management (VA ALM) duration guidelines.

Permitted Asset Classes:

The following asset classes are permitted to be held in the modco account subject to the limitations below:

[REDACTED]

Maximum %* of Invested Assets

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Diversification

Securities (limits and quality)

Limit of the greater of [REDACTED] (defined per Lehman industry classification)

Limit of the greater of [REDACTED] (i.e., Ultimate Guarantor) Minimum Average

Portfolio Quality: BBB (based on policy ratings)

* These percentages and diversification requirements exclude derivatives, amounts loaned to or borrowed from LNL’s Short-term Cash Management Agreement (CMA) with Lincoln National Corporation, and securities related to parental contributed capital in the form of long-duration notes. For avoidance of doubt, derivatives, CMA deposits or borrowings, and securities related to parental contributed capital in the form of long-duration notes are permitted to be held in the modco account.

All assets that fail to meet the requirements set forth above shall upon such failure be disposed of in an orderly fashion to minimize losses and be replaced with Eligible Investments that meet the Investment Constraints within sixty (60) Business Days. Upon mutual consent of the parties, this requirement can be waived for a specific investment and for a certain period of time.

Derivative Transactions Policy:

Derivatives products are permitted for the prudent management of risk and return subject to The Lincoln National Life Insurance Company Statement of Policy, Guidelines and Internal Control Procedures for Derivatives approved periodically by the LNL Board of Directors and LNL Investment Committee.

Non-Derivatives Investment Policy:

Non-derivatives instruments are permitted for the prudent management of risk and return subject to The Lincoln National Life Insurance Company Consolidated Investment Policy approved periodically by the LNL Board of Directors and LNL Investment Committee.

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